Exhibit 99.1

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

FOR IMMEDIATE RELEASE

STAGE STORES REPORTS DECEMBER SALES

-- Comparable store sales increase 3.1% --

HOUSTON, TX, January 6, 2005 - Stage Stores, Inc. (Nasdaq: STGS) today reported that total sales for the five-week period ended January 1, 2005 increased 4.7% to $221.5 million from $211.5 million in the prior year five-week period ended January 3, 2004. Comparable store sales increased 3.1% versus an increase of 1.2% last year.

Jim Scarborough, Chairman, President and Chief Executive Officer, stated, "We are pleased with our sales results for December. Our comparable store sales were up 3.1% and our small, mid-size and large market store groups all experienced comparable store sales increases. From a merchandising perspective, our sales increase was broad based, with our women's special sizes once again leading the way with a strong 13.9% comparable store sales increase, followed by intimate apparel and sleepwear at 9.1%. Additionally, our gift card sales, which are not included in our sales results until they are redeemed, were up over 15%."

Mr. Scarborough concluded, "Our December sales results were driven by significant comparable store sales increases during the last two weeks of the month. Our customers followed their typical pattern of waiting until the week before Christmas to complete their holiday shopping, and then returned to our stores the week after Christmas to take advantage of our after-Christmas sales."

Stage Stores Reports December Sales

Page - 2

SALES SUMMARY

Fiscal Period	Comparable Store Sales Trend % Increase (Decrease)		Total Sales ($ in Millions)	
	2004	**2003**	**2004**	**2003**
1st Quarter	4.5 %	(6.8)%*	$ 289.7	$ 198.0
2nd Quarter	(3.2)	(2.4)*	279.9	207.7
3rd Quarter	4.3	(6.0)*	285.3	197.9
November	6.0	(5.8)	103.8	96.1
December	3.1	1.2	221.5	211.5
4th Qtr-To-Date	4.0	(1.1)	325.3	307.6
Year-To-Date	2.4	(4.0)*	1,180.2	911.2

*Actual results are restated to include Peebles' comparable store sales.

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 531 stores located in 29 states. The Company operates under the Stage, Bealls and Palais Royal names throughout the South Central states, and under the Peebles name throughout the Mid-Atlantic, Southeastern and Midwestern states. For more information about Stage Stores, visit the Company's web site at www.stagestoresinc.com.

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